                                                              EXHIBIT 99 T3E-8

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY

                   CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS

                 THREE AND SIX MONTH PERIODS ENDED JUNE 30, 1996


                                TABLE OF CONTENTS


                                                                                                      Page
                                                                                                      ----

Letter to Stockholders and Bondholders                                                                1 - 3

Financial Statements                                                                                  4 - 10

                  The accompanying unaudited interim consolidated financial statements were prepared on a consistent basis utilizing the accounting policies described in the Summary of Significant
                  Accounting Policies included in the notes to the consolidated financial statements of the Company for the years ended
                  December 31, 1995 and 1994. These policies and the Notes to
                  Consolidated Financial Statements should be read in conjunction with the accompanying statements. These interim statements have been drawn from unaudited internal data and include all adjustments which the Company believes necessary to a fair presentation of the statements. The interim operating results are not necessarily indicative of the results expected for the full year.



Management's Discussion and Analysis of Financial,
         Condition and Results of Operations                                                         11 - 13

August 2, 1996



TO ALL STOCKHOLDERS AND BONDHOLDERS:

         Enclosed are the consolidated financial statements of San Jacinto Holdings Inc. and its operating subsidiary, Safeguard Business Systems, Inc., for the three and six month periods ended June 30, 1996.


                       FINANCIAL AND OPERATING HIGHLIGHTS

         Net sales in the second quarter of 1996 are $50.3 million, reflecting an increase of $0.9 million (or 1.8%) above the second quarter of 1995. For the first six months of 1996, net sales are $102.2 million reflecting a $1.9 million growth (or 1.9%) above last years sales levels. The sales increase reflects growth in sales of computer forms (7.5%), brokered products (16.4%) and payroll processing service (16.8%). This growth is off-set by a 7.7% decline in manual form sales. The changes in sales trends from manual forms to computer forms, brokered products and payroll processing are being addressed strategically and operationally throughout the Company.

         Earnings from Operations - earnings before amortization of intangibles, interest expense, and taxes - in the second quarter of 1996 are $3.7 million compared to $4.1 million in 1995, a $0.4 million (or 10.0%) decline. The decline in earnings is attributable to planned increases in selling and administrative expenses. The increased costs are in support of the centralization of the sales and marketing function, and the conversion and redesign of the Company's computer system hardware and software. Off-setting the increase in administrative costs, June 1996 includes a $0.7 million gain on the sale of a manufacturing facility in the United Kingdom. Earnings from operations for the six month period are $7.3 million in 1996, a $2.0 million (or 21.1%) decrease in comparison to 1995. The decline in earnings is attributable to planned increases in selling and administrative expense as noted above, and a 2.9% reduction in gross profit margin due to a change in sales mix, from manual systems to computer forms and brokered products. Computer forms and brokered products carry greater material, direct labor and overhead cost than manual forms resulting in a lower gross profit margin.

         The Company's net loss before extradinary item for the second quarter of 1996, after amortization, interest expense and taxes, is $5.0 million compared to $3.2 million for the same period in 1995. The net loss before extraordinary item for the six month period is $9.5 million in 1996 compared to $5.3 million in 1995. The increased loss is attributable to increased selling and administrative costs, a reduction in gross profit and an increase in interest expense due to a rise in the Company's effective borrowing rate from 8% to 12%, as more fully described in the notes to the consolidated financial statements. These losses include amortization (non-cash) charges of $9.8 million for the first six months of 1996 and $9.7 million for the same period in 1995.

         The Company's operations in the United Kingdom remain strong. Net sales for the second quarter and first six months of 1996 are 4.1% above 1995 sales level for the same periods. This growth is in both manual and computer form sales. During the second quarter of 1996, earnings from operations are $1.5 million, a $0.6 million increase. The earnings growth is attributable primarily to a $0.7 million gain on the sales of an existing manufacturing facility in June 1996. The construction and relocation to the new facility was completed in April 1996. This relocation resulted in short term production inefficiencies as the new facility became fully operational. By June the new facility returned to previous efficiency levels.


                            THIRD QUARTER 1996 FOCUS

         In 1994, the Company began to implement the decision to migrate from its current computer system's mainframe technology to an AS/400 platform. This AS/400 platform technology provides the Company with enhanced operating capabilities and flexibility. The initial phases of the conversion completed in 1994 and 1995 included the financial and inventory management systems. The final phase, scheduled to be completed in the fourth quarter of 1996, includes the design and coding of the order processing, accounts receivable and management software.

         Upon completion of this major project, the Company's financial, manufacturing and order management systems will be fully integrated and have the ability to provide enhanced and more timely information access. In addition this system will be a basis for more efficient operations of a variety of the Company's functions. Costs and profitability benefits are expected to be realized in 1997 and thereafter.

         The Company has successfully implemented the consolidation of its North American Sales and Marketing function which was announced in September 1995. The facility was showcased to employees, distributors and local dignitaries of the Dallas community at a recently held open house. The operation of the facility will continue to be enhanced throughout the second half of 1996 focusing on distributor training and support, customer lead generation, national accounts and local referral sources, marketing promotions, and enhanced customer communications capabilities. As planned, this very major restructuring is expected to favorably impact sales growth and earnings beginning in 1997.

         The Company is committed to continuing its long history of success in serving small business customers. Safeguard's management and employees are dedicated to achieving these objectives. We appreciate your continuing support.


                                   Sincerely,


/s/ Elvis L. Mason                             /s/ Richard H. Gommel

Elvis L. Mason                                 Richard H. Gommel
Chairman and                                   President and
Chief Executive Officer                        Chief Operating Officer
Safeguard Business Systems, Inc.               Safeguard Business Systems, Inc.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                                 ($000 omitted)

                                                                                 June 30,        December 31,
                                                                                  1996              1995
                                                                                 ---------        ---------
                                                  ASSETS                        (Unaudited)
Current assets:
    Cash and cash equivalents                                                    $     836        $   2,802
    Receivables less allowances                                                     25,499           27,072
    Inventories                                                                      8,369            8,809
    Other current assets                                                             1,611            2,248
                                                                                 ---------        ---------
         Total current assets                                                       36,315           40,931

Property, machinery and equipment - net                                             18,851           17,739
Excess purchase price over net assets acquired                                      43,948           44,671
Customer list                                                                       25,909           34,545
Other assets                                                                         5,369            4,973
                                                                                 ---------        ---------
         Total assets                                                            $ 130,392        $ 142,859
                                                                                 =========        =========

                  LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)

Current liabilities:
    Current debt obligations                                                     $   8,272        $   7,395
    Accounts payable                                                                 9,466            9,741
    Accrued expenses                                                                15,924           14,612
                                                                                 ---------        ---------
         Total current liabilities                                                  33,662           31,748

Long-term debt                                                                     108,854          100,853
Deferred interest                                                                     --             14,805
Other liabilities                                                                    6,689            7,183

Stockholders' equity (deficiency):
    Preferred stock:
          $5.00 Junior Preferred Stock, par value $.01 a share
          Authorized 1,000,000 shares, $5 cumulative
          No shares issued and outstanding
    Common stock, par value $.01 a share:
          Authorized 2,000,000 shares,
          Issued and outstanding 1,052,384 shares in 1996 and                           11               10
                 999,960 shares in 1995
    Additional paid-in capital                                                      94,143           94,143
    Deficit                                                                       (111,738)        (104,591)
    Foreign currency translation adjustment                                         (1,229)          (1,292)
                                                                                 ---------        ---------
              Total stockholders' equity (deficiency)                              (18,813)         (11,730)
                                                                                 ---------        ---------
      Total liabilities and stockholders' equity (deficiency)                    $ 130,392        $ 142,859
                                                                                 =========        =========



                 See notes to consolidated financial statements.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                 ($000 omitted)
                                   (UNAUDITED)

                                                 Three Month Period            Six Month Period
                                                   Ended June 30,               Ended June 30,
                                                 1996          1995           1996          1995
                                                 ----          ----           ----          ----
Net sales                                       $50,257       $49,351        $102,209      $100,296
Cost of sales                                    23,316        22,881          47,489        44,995
                                                -------       -------        --------      --------
Gross profit                                     26,941        26,470          54,720        55,301
Selling expense                                  19,841        19,161          39,834        38,971
General & administrative expense                  3,969         3,804           8,658         8,289
Other income -- cash received greater than                                                   (1,244)
  carrying value of distributor receivables        (550)         (585)             (1)        9,627
Amortization expense                              5,009         4,814           9,766         4,832
Interest expense                                  3,636         2,385           6,970        (5,174)
                                                -------       -------        --------      --------
Loss from operations before income taxes                                                        151
  and extraordinary item                         (4,964)       (3,109)         (9,408)       (5,325)
Income tax (benefit) provision                       65            71             140           151
                                                -------       -------        --------      --------
Loss before extraordinary item                   (5,029)       (3,180)         (9,548)       (5,325)
Extraordinary item:
  Gain on early extinguishment of debt               --            --           2,401            --
                                                -------       -------        --------      --------
Net loss                                        $(5,029)      $(3,180)       $ (7,147)     $ (5,325)
                                                =======       =======        ========      ========






                 See notes to consolidated financial statements.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                           PERIOD FROM JANUARY 1, 1995
                                TO JUNE 30, 1996
                                 ($000 omitted)
                                   (UNAUDITED)




                                                                                                                Foreign
                                                                                   Additional                   Currency
                               Preferred Stock              Common Stock            Paid In                    Translation
                             Shares       Amount        Shares         Amount       Capital       Deficit       Adjustment
                             ------       ------        ------         ------       -------       -------       ----------
Balance -
 January 1, 1995               --        $    --         999,960     $      10     $  94,143     $ (86,037)     $  (1,424)

Net loss                                                                                           (18,554)

Unrealized gain on
  foreign currency
  translation                  --             --            --            --            --            --              132
                          ---------      ---------     ---------     ---------     ---------     ---------      ---------

Balance -
 December 31, 1995             --             --         999,960            10        94,143      (104,591)        (1,292)

Issuance of common
  stock in conjunction
  with exchange offer                                     52,424             1

Net loss                                                                                            (7,147)

Unrealized gain on
  foreign currency
  translation                  --             --            --            --            --            --               63
                          ---------      ---------     ---------     ---------     ---------     ---------      ---------

Balance -
  June 30, 1996                --        $    --       1,052,384     $      11     $  94,143     ($111,738)     ($  1,229)
                          =========      =========     =========     =========     =========     =========      =========



                 See notes to consolidated financial statements.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 ($000 omitted)
                                   (UNAUDITED)


                                                                         Six Months Ended June 30,
                                                                            1996            1995
                                                                            ----            ----
Cash Flows from Operating Activities:
         Net loss                                                        $ (7,147)       $ (5,325)
         Adjustments to reconcile net loss to cash
           provided by operating activities:
           Extraordinary Item                                              (2,401)           --
            Amortization                                                    9,766           9,627
            Depreciation                                                    2,674           2,262
            Gain on sale of assets                                           (725)           --
            Unrealized exchange gain                                           63             320
         (Increase) decrease in operating assets:
           Receivables                                                      1,573           2,230
           Inventories                                                        440            (188)
           Other assets                                                       503             300
         Increase (decrease) in operating liabilities:
          Accounts payable                                                   (275)          2,384
          Accrued expense and other liabilities                               818             539
          Deferred interest
                                                                             --               864
                                                                         --------        --------
           Net cash provided by operating activities                        5,289          13,013

Cash Flows from Investing Activities:
         Purchase of property, machinery and equipment                     (3,427)         (1,799)
         Proceeds from sale of assets                                       1,176            --
         Adjustment due to currency fluctuations
              and foreign purchase price adjustments                           29             180
                                                                         --------        --------
           Net cash used in investing activities                           (2,222)         (1,619)
                                                                         --------        --------

Cash Flows from Financing Activities:
         Repayment of long-term debt and capital lease obligations        (19,340)         (7,468)
         Temporary borrowings from (repayment of ) revolving loans         15,657          (5,500)
         Net proceeds from (repayment of) foreign obligations                 180              (3)
         Deferred financing costs                                          (1,530)           --
                                                                         --------        --------
               Net cash used in financing activities                       (5,033)        (12,971)
                                                                         --------        --------

Decrease in cash and cash equivalents                                      (1,966)         (1,577)

Cash and cash equivalents at beginning of period                            2,802           2,716
                                                                         --------        --------

Cash and cash equivalents at end of period                               $    836        $  1,139
                                                                         ========        ========

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 THREE AND SIX MONTH PERIODS ENDED JUNE 30, 1996
                                 ($000 omitted)
                                   (UNAUDITED)
                                   (Continued)




Supplemental disclosure of noncash investing and financing activities:

        PIK ("Payment in Kind") Debentures totaling $11 and $806 were issued in the second quarter of 1996 and 1995, respectively. The PIK Debentures are in payment of accrued interest on the Company's 8% Subordinated Debentures.

        Capital lease obligations of $838 and $504 were entered into during the first six months of 1996 and 1995 respectively, to acquire certain machinery and equipment.


Supplemental disclosure of cash flow information:

        Cash paid during the period for:

                                             1996             1995
                                             ----             ----
                       Interest            $3,881            $3,640




                 See notes to consolidated financial statements

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 THREE AND SIX MONTH PERIODS ENDED JUNE 30, 1996
                                   (UNAUDITED)



Note A.  Unaudited Interim Consolidated Financial Statements:

         Basis of presentation - The accompanying interim financial statements have been prepared by the Company without audit. These statements include all adjustments which management believes necessary for a fair presentation of the statements and have been prepared on a consistent basis using the accounting policies described in the Summary of Significant Accounting Policies in the notes to the consolidated financial statements included in the Company's 1995 audited financial statements. These policies and notes to consolidated financial statements should be read in conjunction with the accompanying interim financial statements. The interim operating results are not necessarily indicative of the operating results expected for the full year. The accompanying financial statements as of and for the year ended December 31, 1995 are derived from the Company's audited financial statements as of that date.


Note B.  Inventories:

         Inventories consist of the following:

                              June 30, 1996   December 31, 1995
                              -------------   -----------------
                                      ($000 omitted)

         Finished goods        $      4,536      $      4,062
         Work-in-process                770               629
         Raw materials                3,063             4,118
                               ------------      ------------
                               $      8,369      $      8,809
                               ============      ============

Note C.  Long-Term Debt:

                                             June 30, 1996      December 31, 1995
                                             -------------      -----------------
                                                      ($000 omitted)
         New Revolving Loan                  $     14,293         $       --
         New Term Loan                              6,125                 --
         Revolving Credit Loan                       --                 15,582
         Amended Exchange Loan                     24,503               24,656
         12% Senior Subordinated Notes             65,878                 --
         8% Senior Subordinated Notes                   3               39,998
         8% Subordinated Debentures                   308               21,801
         Capital lease obligations                  2,538                2,913
         Foreign obligations                        3,478                3,298
                                             ------------         ------------
                                                  117,126              108,248
         Less current debt obligations             (8,272)              (7,395)
                                             ------------         ------------
                                             $    108,854         $    100,853
                                             ============         ============

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 THREE AND SIX MONTH PERIODS ENDED JUNE 30, 1996
                                   (UNAUDITED)




Note C.  Long-Term Debt:  (continued)

         On January 26, 1996, the Company consummated an exchange offer of its existing 8% Senior Subordinated Notes due December 31, 2000 (the "Existing Notes") and 8% Subordinated Debentures due December 31, 2000 ("Existing Debentures") for 12% Senior Subordinated Notes due December 31, 2002 (the "New Notes"). Of the Existing Notes and the associated deferred interest, 99.99% were tendered; the tendering Existing Notes were exchanged at a rate of $1,000 in New Notes for each $1,000 in tendering Existing Notes and deferred interest. Of the Existing Debentures, 98.6% were tendered; the tendering Existing Debentures were exchanged at a rate of $850 in New Notes for each $1,000 in tendering Existing Debentures. In addition to New Notes, each tendering Existing Note and Existing Debenture holder was issued a pro rata share of Common Stock of the Company equal to 5% of the outstanding Capital Stock after giving effect to this exchange offer. The exchange offer, based upon its terms, is accounted for as an extinguishment and resulted in an extraordinary gain of $2.4 million after deducting related expenses.

         In conjunction with the Exchange Offer described above, on January 26, 1996 the Company and Safeguard also refinanced existing bank debt. The refinancing plan included payment in full of the Revolving Credit Loan and unpaid deferred interest on an existing Term Loan, and the amendment of the existing Exchange Loan Agreement. The existing Exchange Loan was converted to a $25,750,000 Term Loan bearing interest at 12% per annum payable in monthly installments over a five year period beginning March 1996. Safeguard also entered into a Loan and Security Agreement which includes a Revolving Loan and a Term Loan. The new Revolving Loan allows for borrowing against eligible accounts receivable and inventories up to a maximum of $23,500,000. This new Revolving Loan bears interest at the prime leading rate plus 1% of Eurodollar Rate plus 2.75% for a five year term, with automatic renewal for successive one year periods. This new Term Loan, under the Loan and Security Agreement, is for $6,500,000 bearing interest at 12% per annum payable in monthly installments over a five year period beginning February 1996.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      MANAGEMENT DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                 THREE AND SIX MONTH PERIODS ENDED JUNE 30, 1996


Results of Operations

The following table sets forth, for the periods indicated, selected financial data as a percentage of net sales.

                                               Three Month      Six Month
                                               Period           Period
                                               Ended June 30,   Ended June 30,
                                               1996    1995     1996   1995
                                               ----    ----     ----   ----
Net sales                                      100.0%  100.0%  100.0%  100.0%
Cost of sales                                   46.4    46.4    46.5    44.9
                                                ----    ----    ----    ----
Gross profit                                    53.6    53.6    53.5    55.1
Selling expense                                 39.5    38.8    39.0    38.9
General & administrative expense                 7.9     7.7     8.5     8.3
Other income - distributor receivables          (1.1)   (1.2)   (1.1)   (1.3)
Amortization expense                            10.0     9.8     9.6     9.6
Interest expense                                 7.2     4.8     6.0     4.8
                                                ----    ----    ----    ----
Loss from operations before income taxes
   and extraordinary item                       (9.9)   (6.3)   (9.2)   (5.2)
Income tax provision                             0.1     0.1     0.1     0.1
                                                ----    ----    ----    ----
Loss before extraordinary item                 (10.0)   (6.4)   (9.3)   (5.3)
Extraordinary item                                 -       -     2.3       -
                                                ----    ----    ----    ----
Net loss                                       (10.0)%  (6.4)%  (7.0)%   (5.3)%
                                                =====   =====   =====   =====

COMPARISON OF THE SIX MONTH PERIOD ENDED JUNE 30, 1996 TO THE SIX MONTH PERIOD ENDED JUNE 30, 1995.

NET SALES. Net sales for the second quarter of 1996 are $50.3 million compared to $49.4 million for the same period in 1995, representing a sales growth of 1.8%. For the first six months of 1996, net sales are $102.2 million, reflecting growth of $1.9 million or 1.9% in comparison to 1995. The sales growth during the first six months reflects a 7.5% growth in computer forms and a 16.4% growth in brokered product sales partially off-set by a 7.7% decline in manual forms sales. Approximately 80% of the growth in computer forms and brokered product sales is related to volume increases, with the remainder attributable to price increases during the second half of 1995. The decline in manual forms sales is off-set in part by a 3.3% average price increase.

GROSS PROFIT. Gross profit margin is 53.6% of net sales for the second quarter of 1996 and 1995. For the first six months, the gross margin is 53.5% of net sales in 1996 compared to 55.1% in 1995. The decline in margin, for the first six months of 1996 in comparison to 1995, is a result of the change in the Company's product mix from manual forms sales to computer forms and brokered products. In addition the Company has also experienced increases in paper and paper related supply costs, a primary materials in the Company's products, during the second half of 1995 ; these price increases have been partially passed through to customers. Computer forms and brokerage products, high growth product lines, carry greater material, direct labor and overhead costs (as a percentage of sales) resulting in lower gross profit margin than for manual forms. However, as the sales volume of these product lines continue to increase, the Company believes that resulting economies of scale and efficiencies will positively impact these margins.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      MANAGEMENT DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                 THREE AND SIX MONTH PERIODS ENDED JUNE 30, 1996

                                   (Continued)



Results of Operations - Continued


SELLING EXPENSE. Selling expenses are $19.8 million in the second quarter of 1996 compared to $19.2 million for the same period in 1995, representing 39.5% and 38.8% of net sales in each period. For the first six months, selling expenses are $39.8 million in 1996 compared to $39.0 million in 1995, representing 39.0% and 38.9% of net sales in each period. Commissions to independent distributors account for approximately 80% of total selling costs and, as a percent of total sales, has remained constant. The increase in selling costs, as a percentage of net sales, in the second quarter and six month period, is attributable to planned increases in sales support staffing levels.

GENERAL AND ADMINISTRATIVE. General and administrative expenses are $4.0 million for the second quarter of 1996 compared to $3.8 million in 1995. For the first six months, general and administrative expenses are $8.7 million in 1996 and $8.3 million in 1995. The 4.5% increase in costs during the six month period is due to planned cost increases partially offset by a $0.7 million gain on the sale of a production facility in the United Kingdom.

OTHER INCOME - Distributor Receivables. Other income (cash received greater than carrying value of Distributor receivables) is $0.6 million for the second quarter 1996 and 1995, representing 1.1% of net sales in 1996 and 1.2% in 1995. Other income for the six month period is $1.1 million in 1996 and $1.2 million in 1995. In connection with the Company's purchase price allocation for the acquisition of Safeguard in December 1986, the value assigned to distributor receivables associated with loans and advances previously made by Safeguard to facilitate the purchase of account protection rights by distributors was $4.8 million, net of deferred interest income of approximately $7.8 million. This value was primarily based on an independent valuation of the distributor receivables which aggregated approximately $26.0 million as of December 31, 1986. Due to the effect of collection and distributor advance policies instituted in 1988, the net distributor receivables balance was reduced to zero by early 1992. Cash collection of this distributor receivable are expected to continue in amounts approximating $2.0 million through the year 2000.

AMORTIZATION EXPENSE. Amortization expense is $5.0 million for the second quarter of 1996 and $4.8 million in 1995. Amortization expense is $9.8 million and $9.6 million for the first six months of 1996 and 1995, respectively. The expense consists primarily of the amortization of intangible assets, including the customer list, excess purchase price over net assets acquired and deferred financing costs. The increase in amortization costs in the second quarter and six month period of 1996 is attributable to additional deferred financing costs associated with the Company's financial restructuring in January 1996.

INTEREST EXPENSE. Interest expense is $3.6 million for the second quarter of 1996 and $2.4 million for the same period in 1995. For the first six months, interest expense is $7.0 million in 1996 in comparison to $4.8 million in 1995. The increase in interest expense in 1996 is attributable to the rise in the Company's effect interest rate from 8% to 12% per annum in connection with the Company's debt refinancing in January 1996..

INCOME TAX. The Company's provision for income tax is related to its operations in the United Kingdom. No tax liability is incurred in the United States as a result of net losses from operations.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      MANAGEMENT DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                 THREE AND SIX MONTH PERIODS ENDED JUNE 30, 1996





LIQUIDITY AND CAPITAL RESOURCES

The Company's primary sources of liquidity are cash flows generated from operations, cash on hand and borrowing capacity under the new Revolving Loan. The Company's cash flows from operating activities is $5.3 million in the first six months of 1996. As of June 30, 1996, the Company had $0.8 million in cash and cash equivalents, working capital of $2.7 million and a ratio of current assets to current liabilities of 1.1:1. At that date, the Company also had $4.2 million in availability under the new Revolving Loan and the equivalent of $0.7 million available through a short term line of credit maintained by the Company's subsidiary in the United Kingdom.

The Company's ongoing liquidity requirements arise primarily from capital expenditures, working capital needs and debt service. The Company's capital expenditures for the first six months of 1996 are $3.1 million in machinery and equipment, in addition to $1.2 million in costs associated with the construction of a new facility in the United Kingdom. This new facility was financed by a construction loan and cash flow from operations. The facility in the United Kingdom was sold in June 1996; the net proceeds from the sale of this facility was $1.2 million. The Company anticipates total capital expenditures in 1996 of $6.0 million, which will include the installation of an integrated computerized order entry system and the upgrade of existing manufacturing production equipment. These expenditures will be funded through additional capital lease obligations and cash flow from operations.

As more fully described in the Notes to the Consolidated Financial Statements, on January 26, 1996, the Company consummated an exchange of substantially all of its existing 8% Senior Subordinated Notes due December 31, 2000 and 8% subordinated Debentures due December 31, 2000, for 12% Senior Subordinated notes due December 31, 2002. Tendering note and debenture holders were also issued common stock of the Company equal to 5% of the outstanding capital stock. In conjunction with the Exchange Offer, the Company and Safeguard refinanced its existing bank debt. The refinancing included payment in full of a bank loan and deferred interest, the amendment of an existing bank loan, and entering into a new revolver/term loan facility. The exchange and refinancing provides an extension of the average life of the Company's indebtedness and increases the Company's financial resources to support operations.



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